November 15, 2024

Re:	Katapult Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2023 File No. 001-39116

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, DC 20549

Att’n: Valeria Franks
Blaise Rhodes

Ladies and Gentlemen:

On behalf of Katapult Holdings, Inc., a Delaware corporation (“Katapult” or the “Company”), I am responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 10-K for the Fiscal Year Ended December 31, 2023 (File No. 001-39116) contained in the Staff’s letter dated November 4, 2024.

Set forth below are responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by responses to the comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Notes to Consolidated Financial Statements
3. Summary of Significant Accounting Policies
Property Held for Lease, Net of Accumulated Depreciation and Impairment, page 74

1. We note property held for lease is depreciated using the income forecasting method. Please describe how depreciation is charged under this method when an item is leased for the full term of a contract, returned prior to completion of the contract term, or if the buyout option is exercised. In each case, show the periods when depreciation is charged.

Response: The Company respectfully acknowledges the Staff’s comment. The Company’s income forecasting method evaluates the patterns of the Company’s historical property held for lease portfolio to apply depreciation rates to the Company’s current property held for lease portfolio on a quarterly basis. Property held for lease is depreciated in the proportion of expected rents received to total expected rents received based on the Company’s historical data of lease performance. The Company also considers other qualitative factors, such as current and forecasted customer payment trends, and other macro-economic factors as a component of its forecasting methodology. Property held for lease is placed into a cohort for depreciation purposes (“lease pools”) based on the month and year of origination. On a quarterly basis, the Company applies its depreciation forecasting methodology to determine the rate of depreciation to apply to each of the three new monthly lease pools in the quarter as follows: (1) typical depreciation based on historical patterns of customer payments when an item is leased for the full term of a contract; (2) accelerated depreciation for impaired leases, based on historical patterns of lease impairment, and (3) accelerated depreciation for leases where a buyout option is exercised, based on historical patterns of lease buyouts. The Company takes the average of the pooled lease performances on each of these metrics and applies those percentages to determine depreciation costs for its current lease portfolio.

Customer returns are typically processed within the first 30 days of the applicable lease and, therefore, do not impact the Company’s depreciation calculations discussed above. Similarly, returns that occur after this initial 30-day period are netted off the lease pool for the applicable month in which the return occurs before the Company applies its income forecasting method to the new pool of leases to determine its depreciation rates for the applicable pool.

Below please find a chart with an illustrative example of the application of the Company’s income forecasting rates and resulting depreciation expense for a cohort of pooled leases with an aggregate cost basis of $1 million for a one-month vintage.

*this illustration assumes no returns

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (603) 490-6577 or at kaitlin.folan@katapult.com if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Kaitlin Folan

Kaitlin Folan, Chief Accounting Officer

cc: Orlando J. Zayas, Chief Executive Officer, Katapult Holdings, Inc.
Nancy Walsh, Chief Financial Officer, Katapult Holdings, Inc.
Nicole Brookshire, Davis Polk & Wardwell LLP